SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 25, 2005

                                    HEAD N.V.
                 (Translation of Registrant's Name into English)

                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


Enclosure:   Press Release

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HEAD N.V.



Date: February 25, 2005                 By
      -----------------                     -----------------------------
                                            Johan Eliasch
                                            Chairman and Chief Executive Officer

                                                                [HEAD N.V. logo]


Press Release

HEAD NV increases Revenue and Operating Profit for year ended 31 December 2004

Amsterdam - February 24th 2005 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following unaudited results today.

For the three months ended 31 December 2004 compared to the three months ended 31 December 2003:

o    Net revenues increased by 10% to $177.9 million
o Operating profit before restructuring costs decreased by $6.2 million to $11.8 million
o Operating profit after restructuring costs increased by $0.6 million to $11.1 million

For the twelve months ended 31 December 2004 compared to the twelve months ended 31 December 2003:

o    Net revenues increased by 11% to $479.1 million
o    Substantial sales growth in Winter Sports division
o Operating profit before restructuring costs and gain on sale of property increased by $3.1 million to $11.7 million
o Operating profit after restructuring costs and gain on sale of property increased by $14.8 million to $15.0 million
o Market share increases through innovative products in both Winter and Racquet Sports

Johan Eliasch, Chairman and CEO, commented:

"The final quarter of the year 2004 proved to be a mixed bag for the group. As anticipated the momentum experienced in the nine months to September trailed off, especially in the Racquet Sports division where tough market conditions, particularly for balls, resulted in declining sales. In the Winter Sports division however, sales improved in the final quarter of the year versus 2003. This was due in part to higher volumes but also due to the continued strengthening of the euro against the U.S. dollar.

Our restructuring programme continues, in 2004 we finalised the shut down of the US diving warehouse, the closure of our Irish tennis ball facility and the move of our manufacturing operations in Estonia to the Czech Republic. The positive effects of these measures are impacting our results, but we recognise that in part, they will also be offset by substantial raw material price increases and pricing pressures in the market. We plan to continue to identify and implement cost savings initiatives in order to compete effectively.

Our outlook remains cautious and we believe that it will be difficult to match the 2004 operating results in 2005, although our net income should improve".

Revenues

                        For the Three Months Ended   For the Twelve Months Ended
                               31 December,                 31 December,
                            2003          2004           2003          2004
                        --------------------------------------------------------
                                                 (in thousands)
Product category:
Winter Sports ..........  $106,343      $124,920       $188,768      $223,211
Racquet Sports .........    37,612        32,507        166,417       168,037
Diving .................    14,939        16,846         66,322        75,453
Licensing ..............     2,948         3,225          9,702        11,059
Other ..................       409           386          1,394         1,326
                        -------------------------    ---------------------------
  Total Revenues .......  $162,251      $177,884       $432,602      $479,085
                        =========================    ===========================

Winter Sports

Winter Sports revenues for the three months ended December 31, 2004 increased by $18.6 million, or 17.5%, to $124.9 million from $106.3 million in the comparable period in 2003. For the twelve months ended December 31, 2004 Winter Sports revenues increased by $34.4 million, or 18.2%, to $223.2 million from $188.8 million in 2003. This increase was due to the strengthening of the euro against the U.S. dollar, higher sales volumes for bindings, skis and snowboard equipment and higher sales volumes and prices for our ski boots.

Racquet Sports

Racquet Sports revenues for the three months ended December 31, 2004 decreased by $5.1 million, or 13.6%, to $32.5 million from $37.6 million in the comparable 2003 period. For the twelve months ended December 31, 2004 Racquet Sports revenues increased by $1.6 million, or 1.0%, to $168.0 million from $166.4 million in 2003. This increase resulted mainly from the strengthening of the euro against the U.S. dollar. Although sales of our racquets remained stable we faced a decrease in sales volumes and prices for our balls.

Diving

Diving product revenues for the three months ended December 31, 2004 increased by $1.9 million, or 12.8%, to $16.8 million compared with $14.9 million in the same period in 2003. For the twelve months ended December 31, 2004, revenues increased by $9.1 million, or 13.8%, to $75.5 million from $66.3 million in 2003. This results mainly from increased sales volumes due to better product availability and the strengthening of the euro against the U.S. dollar.

Licensing

Licensing revenues for the three months ended December 31, 2004 increased by $0.3 million, or 9.4%, to $3.2 million from $2.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, revenues increased by $1.4 million, or 14.0%, to $11.1 million from $9.7 million in 2003 mainly due to increased revenues from existing contracts and from new licensing agreements.

Other

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Profitability

For the three months ended December 31, 2004, gross profit increased by $1.5 million to $65.5 million from $64.1 million in the comparable 2003 period. Gross margin decreased to 36.8% for the three months ended December 31, 2004 from 39.5% in the comparable 2003 period. For the twelve months ended December 31, 2004, gross profit increased by $18.1 million to $184.7 million from $166.6 million in 2003 due to increased revenues. Gross margin increased to 38.6% in 2004 from 38.5% in 2003 due to improved operating performance and product mix of sales.

For the three months ended December 31, 2004, selling and marketing expense increased by $6.8 million, or 19.6%, to $41.7 million from $34.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, selling and marketing expense increased by $12.1 million, or 10.2%, to $130.6 million from $118.5 million in 2003. The increase was due mainly to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs. In addition, our variable distribution costs increased due to higher sales.

For the three months ended December 31, 2004, general and administrative expense (excluding non-cash compensation expense) increased by $0.9 million, or 8.0%, to $11.9 million from $11.1 million in the comparable 2003 period. For the twelve months ended December 31, 2004, general and administrative expense increased by $3.0 million, or 7.8%, to $41.9 million from $38.8 million in 2003. The increase was due mainly to the strengthening of the euro against the U.S. dollar, which adversely impacted our predominantly euro denominated costs.

We recorded $0.2 million and $0.7 million, in the three month and twelve month periods ended December 31, 2003, respectively and $0.1 million and $0.6 million, in the three month and twelve month periods ended December 31, 2004, respectively, as non-cash compensation expense due to the grant of stock options under our stock option plans of 1998 and 2001, and the resulting amortization expense.

We recorded a gain from the sale of our premises in Ireland of $5.7 million in the twelve month period ended December 31, 2004.

We recorded restructuring costs of $0.7 million and $2.3 million, in the three month and twelve month periods ended December 31, 2004 consisting of dismissal and transfer costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia. In comparison, in 2003 we incurred $7.5 million and $8.4 million, in the three month and twelve month periods ended December 31, 2003, respectively, to implement a cost reduction program.

As a result of the foregoing factors, for the three months ended December 31, 2004, operating income slightly increased by $0.6 million to $11.1 million from $10.5 million in the comparable 2003 period. For the twelve months ended December 31, 2004, operating income increased by $14.8 million to $15.0 million from $0.2 million in 2003.

For the three months ended December 31, 2004 interest expense increased by $0.5 million, or 13.7%, to $4.3 million from $3.8 million in the comparable 2003 period. For the twelve months ended December 31, 2004 interest expense increased by $11.7 million or 83.6% to $25.7 million from $14.0 million in 2003. This increase was mainly due to the following: write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid with proceeds from our new 8.5% senior notes in January 2004; the premium of $4.4 million for the early redemption of the 10.75% senior notes and higher interest expenses due to increased debt of the group. The strength of the euro against the U.S. dollar further impacted these predominantly euro denominated expenses.

For the three months ended December 31, 2004 interest income increased by $0.5 million to $0.8 million from $0.3 million in the comparable 2003 period. For the twelve months ended December 31, 2004 interest income increased by $1.1 million to $2.1 million from $1.1 million in the comparable 2003 period. This increase was due mainly to higher cash on hand as well as due to the strengthening of the euro against the U.S. dollar.

For the three months ended December 31, 2004 we recorded a foreign currency exchange loss of $0.9 million, compared to a loss of $0.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, we recorded a foreign currency exchange loss of $0.6 million, compared to a loss of $1.1 million in 2003.

For the three months ended December 31, 2004 we incurred other expense, net of $0.1 million compared to $0.1 million other income, net in the comparable 2003 period. For the twelve months ended December 31, 2004, other expense, net increased by $0.08 million to a net expense of $0.1 million from $0.02 million in 2003.

For the three months ended December 31, 2004 income tax expense increased by $2.3 million to $6.5 million from $4.3 million in the comparable 2003 period. For the twelve months ended December 31, 2004, income tax expense increased by $26.8 million to $27.7 million from $0.8 million in 2003. This increase in income tax expense is mainly due to a reduction in the Austrian tax rate which led to a decrease in deferred tax assets resulting from tax losses carried forward of $24.9 million.

As a result of the foregoing factors, for the three months ended December 31, 2004 the Company had net income of $0.1 million, compared to net income of $1.9 million in the comparable 2003 period. For the twelve months ended December 31, 2004, the Company had a net loss of $36.9 million, compared to a net loss of $14.7 million in 2003.

Consolidated Results

                                            For the Three Months        For the Twelve Months
                                             Ended 31 December,          Ended 31 December,
                                         -----------------------------------------------------
                                             2003          2004          2003          2004
                                         -----------------------------------------------------
                                                             (in thousands)
Total revenues ........................   $ 162,251     $ 177,884     $ 432,602     $ 479,085
Cost of sales .........................      98,184       112,367       266,023       294,360
                                         -------------------------   -------------------------
   Gross profit .......................      64,067        65,517       166,580       184,725
                                         =========================   =========================
   Gross margin .......................       39.5%         36.8%         38.5%         38.6%
Selling & marketing expense ...........      34,850        41,671       118,465       130,582
General & administrative expense (excl
non-cash compensation expense) ........      11,057        11,945        38,847        41,883
Non-cash compensation expense .........         164           139           654           555
Gain on sale of property ..............           -             -             -        (5,650)
Restructuring costs ...................       7,493           676         8,368         2,347
                                         -------------------------   -------------------------
   Operating income ...................      10,503        11,087           245        15,008
                                         =========================   =========================
Interest expense ......................      (3,759)       (4,273)      (13,999)      (25,699)
Interest income .......................         319           821         1,050         2,121
Foreign exchange loss .................        (938)         (906)       (1,103)         (606)
Other income (expense), net ...........          97          (115)          (18)          (97)
Income tax expense ....................      (4,273)       (6,529)         (832)      (27,661)
                                         -------------------------   -------------------------
   Net income (loss) ..................   $   1,949     $      84     $ (14,657)    $ (36,935)
                                         =========================   =========================


New York Stock Exchange Listing

As noted in our third quarter results announcement, the cost of compliance with the requirements of the Sarbanes-Oxley Act has had, and will continue to have an impact on our operating results. In light of these costs our Management Board analysed and discussed the benefits and issues associated with our current listings, particularly the listing on the New York Stock Exchange (the "NYSE"). As a result of this analysis, the Management Board made a proposal to the Supervisory Board to de-list our shares from the NYSE and to terminate the Common Share Agreement. The Supervisory Board approved this proposal.

The delisting and termination of the Common Share Agreement is subject to the approval of our shareholders at the Annual General Meeting to be held on May 25th. We will provide details regarding the Annual General Meeting in early May.

If the resolution is approved by the shareholders, we will apply for the de-listing. However, we will need to comply with current regulations and will not therefore be able to file for de-registration from the SEC unless and until the number of US shareholders, whether holding directly or through nominees, falls below 300. Furthermore, the number of US shareholders must remain below 300 after de-registration in order to avoid re-commencement of SEC reporting requirements.

Whilst we retain our registration with the SEC, we will continue to comply with all reporting requirements of the SEC including those of the Sarbanes-Oxley Act.

About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment.

Head NV's ordinary shares are listed on the New York Stock Exchange ("HED") and the Vienna Stock Exchange ("HEAD").

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing. We sell products under the Head (tennis, squash and racquetball racquets, alpine skis and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Marat Safin, Juan Carlos Ferreira, Johann Grugger and Maria Riesch.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 629 4399
E-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940

This press release should be read in conjunction with the company's quarterly report for the period ended 31 December 2004.

This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.